RIO CAN
REAL ESTATE INVESTMENT TRUST

06018198

November 3, 2006

RECEIVED NOV 0 6 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

SUPPL

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- Form 52-109F2 Certification of Interim Filings – CEO
- Form 52-109F2 Certification of Interim Filings – CFO
- News Release
- Interim Financial Statements
- Interim Management's Discussion and Analysis

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED NOV 13 2006 THOMSON FINANCIAL

Attachments

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

Form 52-109F2 - Certification of Interim Filings

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 3, 2006

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 3, 2006

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES THIRD QUARTER 2006 RESULTS

HIGHLIGHTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006:

- Portfolio occupancy hits a new all-time high of 97.5%
- Monthly distribution increases to unitholders, the twelfth straight consecutive yearly increase
- First component of agreement to sell 50% interest in three developments to the Canada Pension Plan Investment Board is completed

Toronto, Ontario (November 3, 2006) - RioCan Real Estate Investment Trust ("RioCan") today announced its financial results for the three and nine months ended September 30, 2006.

<u>Financial Highlights</u>

For the nine months ended September 30, 2006, RioCan reported net earnings of $120,377,000 ($0.61 per unit basic and diluted) as compared to $95,266,000 ($0.49 per unit basic and diluted) for the comparable period in 2005. Net earnings for the quarter ended September 30, 2006, increased to $41,763,000 ($0.21 per unit basic and diluted) from $40,142,000 ($0.21 per unit basic and diluted) for the three months ended September 30, 2005.

Total rental revenue for the nine months ended September 30, 2006, was $429,291,000 versus $424,790,000 for the comparable period in 2005. For the quarter ended September 30, 2006, total rental revenue was $145,339,000 as compared to $134,197,000 for the three months ended September 30, 2005.

Recurring distributable income ("RDI") for the nine months ended September 30, 2006, was $209,019,000 ($1.057 per unit) as compared to $208,994,000 ($1.079 per unit) for the comparable period in 2005. For the quarter ended September 30, 2006, RDI was $72,456,000 ($0.365 per unit) versus $68,680,000 ($0.352 per unit) for the three months ended September 30, 2005.

Funds from operations ("FFO") for the nine months ended September 30, 2006, increased to $209,440,000 ($1.06 per unit) from $190,903,000 ($0.99 per unit) for the comparable period in 2005. For the quarter ended September 30, 2006, FFO was $72,533,000 ($0.36 per unit) as compared to $68,974,000 ($0.36 per unit) for the three months ended September 30, 2005.

RioCan's Consolidated Financial Statements, Management's Discussion and Analysis and Supplemental Information Package for the three and nine months ended September 30, 2006, are available on RioCan's website at www.riocan.com.

Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance. RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with the Canadian generally accepted accounting principles. RioCan's method of calculating RDI and FFO may differ from certain other issuers' methods and accordingly may not be comparable to measures reported by other issuers.

Portfolio Stability

At September 30, 2006:

- Portfolio occupancy was 97.5%;
- 83.1% of annualized gross rental revenue was derived from national and anchor tenants;
- No individual tenant comprised more than 6% of annualized gross rental revenue; and
- Over 62.7% of RioCan's annualized rental revenue was derived from properties located in Canada's six high growth markets (Calgary, Edmonton, Montreal, Ottawa, Toronto and Vancouver).

Portfolio Activity

Although the acquisition market remains extremely competitive, RioCan was able to acquire two properties during the third quarter. Impact Plaza, located in Surrey, British Columbia, is a 134,000 square foot unenclosed shopping centre anchored by T&T Supermarket, Sleep Country and Pharmasave. Other national tenants include Moores Clothing for Men, Dollar Giant, M&M Meat Shops and Mac's Convenience Store. Cherry Hill Shopping Centre is a 74,000 square foot Loblaws anchored unenclosed shopping centre located in Fergus, Ontario.

On September 29, 2006, RioCan announced that it has completed the first component of its previously announced agreement to sell a 50% interest in three new developments located in Calgary, Edmonton and Oakville to the Canada Pension Plan Investment Board. The first component consists of approximately 168,000 square feet of newly completed retail space at RioCan Beacon Hill in Calgary, Alberta. Upon full completion, RioCan Beacon Hill will comprise approximately 800,000 square feet including Costco and Home Depot, both of whom are already open for business. Additional retailers who are already open include Winners/HomeSense, Royal Bank, Linens 'N Things, Golf Town, Michaels and The Shoe Company. The development is essentially fully leased or committed and will include other tenants such as Canadian Tire, Reitmans, Roots, TD Canada Trust, Mark's Work Wearhouse, Sport Chek, La Senza and other national retailers. All the properties are, and will continue to be, leased and managed by RioCan.

Development Program

RioCan's development program remained robust throughout the third quarter. Over 6.8 million square feet is under development in Ontario, Alberta and Quebec, of which RioCan's interest is approximately 3.5 million square feet. In addition to the 6.8 million square feet of current developments, an additional 3.9 million square feet is in the development pipeline. Third quarter activity highlights for some of these projects, which are being developed by RioCan, include:

Ajax, Ontario – RioCan has received site plan approval for the development adjacent to RioCan Durham Centre and site work is well underway. Approximately 50% of the required 65,000 cubic metres of fill have been placed, with completion of the pond retrofit program anticipated by the end of November. Construction of the buildings, which are fully pre-leased to Bank of Montreal, Nike, The Keg, 2001 Audio Video and Ardene, is expected to commence late November.

London, Ontario – RioCan has completed the rough grading and underground servicing is nearing completion at Summerside Shopping Centre, located at the intersection of Commissioners Road and Highbury Avenue. Major retailers anchoring this 180,000 square foot centre include

Loblaws (retailer owned) and Rona. Construction is underway for a multi-tenant building that will feature First Choice Haircutters, Pizza Pizza, Starbuck's, Pet Valu and Dollar Blitz. Construction for Rona and Bank of Montreal will begin mid-November.

Milton, Ontario – Anchors Home Depot (retailer owned) and Galaxy Cinemas are now open for business at RioCan Centre Milton, a 291,000 square foot new format retail centre. Construction is well underway for several tenants including Sleep Country, The Beer Store, Boston Pizza, Casey's, Mr. Greek, Super Cuts and Bank of Montreal. Store openings will be phased-in over the remainder of the year and early 2007.

Oakville, Ontario – Off-site and on-site work continues at RioCan Centre Burloak, a 551,000 square foot new format retail centre located at the intersection of Burloak Drive and Queen Elizabeth Way. Upon full completion, this centre will be anchored by Home Depot (retailer owned), Cineplex Odeon, Longo's and Home Outfitters. RioCan has applied for building permits for the first six buildings and construction is expected to commence mid-November.

Edmonton, Alberta – Construction has been progressing well at RioCan Meadows, a 504,000 square foot new format retail centre located at the corner of 17th Street and Whitemud Drive. The centre will be anchored by Real Canadian Superstore (retailer owned) and Home Depot, and will be tenanted by, amongst others, Staples/Business Depot, Mark's Work Wearhouse, TD Canada Trust, Royal Bank of Canada and Alberta Treasury Branch. Home Depot opened on October 24, 2006, and Staples/Business Depot and Mark's Work Wearhouse are expected to open late 2006.

Increase in Monthly Distribution

On September 18, 2006, RioCan announced that it would increase its monthly distribution to 11 cents per unit commencing with the October 2006 distribution, payable in November 2006. This increase of 3 cents per unit on an annualized basis will increase RioCan's annualized distribution to $1.32 per unit. RioCan has increased its distributions to unitholders every year since its inception over 12 years ago.

Conference Call and Webcast

Analysts and investors are invited to participate in a conference call with management on Monday, November 6, 2006 at 9:00 a.m. Eastern Time. You will be required to identify yourself and the organization on whose behalf you are participating.

In order to participate in the conference call, please dial 416-695-6622 or outside of Toronto dial 1-888-789-0150. If you cannot participate in the live mode, a replay will be available until November 20, 2006. To access the replay, please dial 416-695-5275 or 1-888-509-0081 and enter passcode 632586.

Scheduled speakers are Edward Sonshine, Q.C., President and Chief Executive Officer, Fred Waks, Senior Vice President and Chief Operating Officer, and Robert Wolf, Vice President and Chief Financial Officer. Management's presentation will be followed by a question and answer period. To ask a question, press "*1" on a touch-tone phone. The conference call operator will be notified of all requests in the order in which they are made, and will introduce each questioner.

Alternatively, to access the simultaneous webcast, go to the following link on RioCan's website https://riocan.com/_bin/presentations/webcast.cfm and click on the link for the webcast. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 120 days.

About RioCan

RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $7.5 billion. It owns and manages Canada's largest portfolio of shopping centres with ownership interests in a portfolio of 204 retail properties, including 8 under development, containing an aggregate of over 50.7 million square feet. For further information, please refer to RioCan's website at www.riocan.com.

-30-

For further information contact:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018



ALL THE RIGHT STRATEGIES FOR SUCCESS

Edward Sonshine, Q.C. President and Chief Executive Officer

Dear Fellow Unitholder:

Results for the third quarter of 2006 reflect the direction in which we feel RioCan is heading.

The extensive development and redevelopment that we referred to in our second quarter report is taking shape, with some of our projects well into construction and even completion phases. However, the largest part of our over eight million square foot development program will not impact our results significantly until the latter part of next year.

Happily, retailer demand for the space being developed by RioCan and its partners is extremely strong. Virtually all of our greenfield development projects are well on their way to being essentially pre-leased. In fact, were we not delaying some final leasing in most of our centres to take advantage of the rising rent climate, we would be fully pre-leased.

Our redevelopment and land use intensification program is also continuing. This process, by definition taking place in very urban areas, can be politically sensitive. An example is our proposed project on Avenue Road in Toronto where two years ago, we applied for rezoning of a small commercial facility so as to permit an equivalent amount of street front retail topped by a six-storey condominium. Our proposal is in accordance with the planning guidelines of the province and the municipality and we were ultimately able to secure a positive planning report from City staff.

Notwithstanding these facts and support from the Mayor of Toronto who stated that this was exactly the type of development that should be taking place on arterial roads, the proposal was defeated at City Council due to the opposition of the local Councillor. We have appealed to the Ontario Municipal Board and fully expect to be victorious but, with these delays, would not expect to commence this redevelopment until late 2007.

However, the inherent delays involved in greenfield developments and the political uncertainties and delays in redevelopments, are well worth the short-term pain. We expect to achieve returns and yields materially in excess of what we could obtain in purchasing assets of the type we are developing if they were available to buy, which they rarely are.

When these initiatives are overlaid on our current high quality and largely urban market portfolio, we are optimistic about our future.

As far as our present is concerned, we ended the quarter at an all time high occupancy rate of 97.5%, which certainly speaks to the health of the retail market and the quality of our locations. Retailer demand for RioCan space is strong and defaults are minimal.

Thank you for your ongoing confidence in RioCan.

Edward Sonshine, Q.C. President and Chief Executive Officer
RioCan Real Estate Investment Trust
November 3, 2006

(in thousands)	**September 30, 2006** ***(unaudited)***	December 31, 2005 *(audited)*
Assets		
Real Estate Investments		
Income properties (Note 2)	$ 4,016,277	$ 3,874,727
Properties under development	215,610	218,265
Mortgages and loans receivable	106,889	75,014
	4,338,776	4,168,006
Receivables and other assets (Note 5)	116,570	81,916
Cash and short-term investments	80,550	22,874
	$ 4,535,896	$ 4,272,796
Liabilities		
Mortgages payable (Note 6)	$ 1,840,884	$ 1,753,277
Debentures payable (Note 7)	870,000	670,000
Accounts payable and other liabilities (Note 9)	168,212	173,949
	2,879,096	2,597,226
Unitholders' Equity		
Unitholders' equity	1,656,800	1,675,570
	$ 4,535,896	$ 4,272,796

The accompanying notes are an integral part of the financial statements

(unaudited - in thousands)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Trust units (Note 10)				
Balance, beginning of period	$ 1,942,097	$ 1,873,352	$ 1,906,859	$ 1,702,820
Unit issue proceeds, net	15,463	16,497	50,331	187,029
Value associated with unit option grants exercised	122	321	492	321
Balance, end of period	$ 1,957,682	$ 1,890,170	$ 1,957,682	$ 1,890,170
Value associated with unit option grants				
Balance, beginning of period	$ 3,255	$ 2,285	$ 2,549	$ 1,692
Value associated with compensation expense for unit options granted	655	367	1,731	960
Value associated with unit option grants exercised	(122)	(321)	(492)	(321)
Balance, end of period	$ 3,788	$ 2,331	$ 3,788	$ 2,331
Cumulative earnings				
Balance, beginning of period	$ 1,216,324	$ 1,060,260	$ 1,137,710	$ 1,005,136
Net earnings	41,763	40,142	120,377	95,266
Balance, end of period	$ 1,258,087	$ 1,100,402	$ 1,258,087	$ 1,100,402
Cumulative distributions to unitholders				
Balance, beginning of period	$ (1,498,761)	$ (1,246,103)	$ (1,371,548)	$ (1,124,480)
Distributions to unitholders (Note 11)	(63,996)	(62,330)	(191,209)	(183,953)
Balance, end of period	$ (1,562,757)	$ (1,308,433)	$ (1,562,757)	$ (1,308,433)
Total unitholders' equity	$ 1,656,800	$ 1,684,470	$ 1,656,800	$ 1,684,470
Units issued and outstanding (Note 10)	198,735	195,138	198,735	195,138

The accompanying notes are an integral part of the financial statements

(unaudited – in thousands, except per unit amounts)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Revenue				
Rentals	$ 145,339	$ 133,996	$ 429,291	$ 409,886
Fees and other	5,129	9,773	16,891	19,987
Interest	2,817	3,153	7,170	6,894
Gains on properties held for resale (Note 2)	7,441	2,891	21,966	19,660
Total revenue	160,726	149,813	475,318	456,427
Expenses				
Property operating costs	46,151	42,619	141,387	135,780
Interest (Note 4)	36,345	33,938	106,079	102,154
General and administrative (Note 4)	5,697	4,463	18,412	13,634
Amortization (Note 3)	30,770	26,931	89,063	81,804
Total expenses	118,963	107,951	354,941	333,372
	41,763	41,862	120,377	123,055
Impairment provisions	–	–	–	(4,984)
Costs of early extinguishment of debentures payable (Note 8)	–	–	–	(20,549)
Net earnings from continuing operations	41,763	41,862	120,377	97,522
Discontinued operations (Note 2)	–	(1,720)	–	(2,256)
Net earnings	$ 41,763	$ 40,142	$ 120,377	$ 95,266
Net earnings per unit – basic and diluted				
Continuing operations	$ 0.21	$ 0.22	$ 0.61	$ 0.50
Discontinued operations	–	(0.01)	–	(0.01)
Net earnings	$ 0.21	$ 0.21	$ 0.61	$ 0.49
Weighted average number of units outstanding – basic	198,380	194,680	197,558	193,446

The accompanying notes are an integral part of the financial statements

(unaudited – in thousands)	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Cash Flow Provided By (Used In)				
Operating activities				
Net earnings	$ 41,763	$ 40,142	$ 120,377	$ 95,266
Items not affecting cash				
Amortization	31,077	27,387	90,305	83,162
Accounting for rents on a straight-line basis	(2,120)	(1,557)	(6,896)	(6,191)
Impairment provisions	–	–	–	4,984
Costs of early extinguishment of debentures payable	–	–	–	20,549
Properties held for resale	15,700	4,510	41,547	2,054
Acquisition and development of properties held for resale	(7,456)	(10,691)	(19,084)	(14,718)
Change in other non-cash operating items (Note 15)	(13,714)	(9,328)	(28,611)	(23,407)
Discontinued operations	(483)	2,501	(1,301)	7,956
Cash flow provided by operating activities	64,767	52,964	196,337	169,655
Investing activities				
Acquisition of income properties and properties under development	(35,988)	(133,310)	(138,397)	(275,207)
Capital expenditures on properties under development and income properties	(29,511)	(26,118)	(102,711)	(86,309)
Tenant installation costs	(4,612)	(4,288)	(11,987)	(12,737)
Mortgages and loans receivable				
Advances	(7,522)	(19,943)	(59,629)	(42,537)
Repayments	3,229	8,281	41,227	15,169
Investments	–	15,435	2,262	–
Proceeds on disposition of income properties	–	50,672	–	52,051
Discontinued operations	–	57,855	–	56,551
Cash flow used in investing activities	(74,404)	(51,416)	(269,235)	(293,019)
Financing activities				
Mortgages payable				
Borrowings	127,725	90,077	224,758	146,430
Repayments	(55,602)	(58,547)	(152,142)	(150,127)
Debentures payable				
Borrowings	–	–	198,548	553,728
Repayments including early extinguishments	–	–	–	(360,953)
Distributions paid	(63,912)	(61,741)	(190,921)	(185,926)
Units issued under distribution reinvestment plan	13,216	12,211	40,036	32,324
Issue of units	2,248	4,286	10,295	154,705
Discontinued operations	–	–	–	16,728
Cash flow provided by (used in) financing activities	23,675	(13,714)	130,574	206,909
Increase (decrease) in cash and equivalents	14,038	(12,166)	57,676	83,545
Cash and equivalents, beginning of period	66,512	117,129	22,874	21,418
Cash and equivalents, end of period	$ 80,550	$ 104,963	$ 80,550	$ 104,963
Supplemental cash flow information				
Acquisition of real estate investments through assumption of liabilities	$ 11,929	$ 29,673	$ 11,929	$ 54,343
Assumption of liabilities by purchaser on disposition of properties by RioCan	$ –	$ (89,713)	$ –	$(115,175)
Mortgages and loans taken back by RioCan on property dispositions	$ (6,233)	$ (30,000)	$ (17,698)	$ (37,962)
Interest paid	$ 47,863	$ 41,861	$ 122,306	$ 118,653
Cash equivalents, end of period	$ 44,884	$ 72,426	$ 44,884	$ 72,426

The accompanying notes are an integral part of the financial statements

(unaudited - tabular amounts in thousands, except per unit amounts)

At September 30, 2006

1. SIGNIFICANT ACCOUNTING POLICIES

RioCan Real Estate Investment Trust's (the "Trust" or "RioCan") interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are consistent with the significant accounting policies reported in the Trust's audited consolidated financial statements for the two years ended December 31, 2005 and 2004. Under GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the Trust's audited consolidated financial statements for the two years ended December 31, 2005 and 2004.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current period's financial statement presentation.

2. INCOME PROPERTIES

September 30, 2006	Cost	Accumulated amortization	Net carrying amount
Land	$ 904,247	$ –	$ 904,247
Buildings	3,112,742	(283,375)	2,829,367
Tangible leasing costs	176,298	(42,386)	133,912
Intangible leasing costs	117,179	(25,835)	91,344
Properties held for resale (i)	45,688	–	45,688
Equity investments in properties	11,719	–	11,719
	$ 4,367,873	$ (351,596)	$ 4,016,277

December 31, 2005	Cost	Accumulated amortization	Net carrying amount
Land	$ 852,451	$ –	$ 852,451
Buildings	2,963,600	(223,249)	2,740,351
Tangible leasing costs	147,973	(33,176)	114,797
Intangible leasing costs	96,698	(16,119)	80,579
Properties held for resale (i)	69,224	–	69,224
Equity investments in properties	17,325	–	17,325
	$ 4,147,271	$ (272,544)	$ 3,874,727

(i) Properties held for resale

During the three months ended September 30, 2006 the Trust disposed of properties held for resale for proceeds of $28,771,000 resulting in gains of $7,441,000. These amounts include the Trust's $2,534,000 share of disposition gains from equity investments in properties.

During the three months ended September 30, 2005 the Trust disposed of properties held for resale for proceeds of $9,375,000 resulting in gains of $2,891,000.

During the nine months ended September 30, 2006 the Trust disposed of properties held for resale for proceeds of $68,842,000 resulting in gains of $21,966,000. These amounts include the Trust's $6,951,000 share of disposition gains from equity investments in properties.

During the nine months ended September 30, 2005 the Trust disposed of properties held for resale for proceeds of $58,095,000 resulting in gains of $19,660,000.

(ii) Transactions with RioCan Retail Value L.P. ("RRVLP")

During 2005 the Trust completed two transactions (at market terms and conditions) with RRVLP, an entity in which the Trust has a 15% ownership interest. As the Trust accounts for RRVLP using the equity method, these transactions are considered related party transactions. Details of these transactions were as follows:

(a) Disposition of property portfolio to RRVLP

1. Three long-lived income properties were disposed of during 2005 for proceeds of $61,800,000, for which the Trust recognized an impairment provision of approximately $2,200,000 which is included in the $4,984,000 of impairment provisions reported in net earnings from continuing operations for the nine months ended September 30, 2005.
2. One property held for resale was disposed of during 2005 for proceeds of $21,468,000, including the assumption of a mortgage payable of $11,997,000 by RRVLP, resulting in a gain of $3,969,000. The Trust's guarantee remains in place on this mortgage payable.

The Trust continues to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP.

(b) Acquisition of income property from RRVLP

During the third quarter of 2005 the Trust acquired an income property from RRVLP for a purchase price of $25,500,000, including the assumption of a mortgage payable of $11,226,000.

(iii) Discontinued operations

During 2005 the Trust completed a portfolio disposition comprising seven enclosed mid-market shopping centres for $182,000,000. As part of this transaction, the purchaser assumed mortgages payable of $89,700,000 (for which the Trust's guarantees remain in place on mortgages payable obligations of $70,800,000) and the Trust took back a secured convertible debenture of $30,000,000 with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. Summarized financial information for the net assets comprising this transaction was:

Statements of earnings

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Rental revenue	$ –	$ 201	$ –	$ 14,904
Property operating costs	–	18	–	(6,374)
Interest expense	–	(38)	–	(1,937)
Amortization	–	–	–	(3,148)
	–	181	–	3,445
Impairment provisions	–	(1,901)	–	(5,701)
Net loss	$ –	$ (1,720)	$ –	$ (2,256)

3. AMORTIZATION

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Buildings	$ 21,650	$ 19,678	$ 63,880	$ 58,739
Tangible leasing costs	5,477	3,930	14,550	12,640
Intangible leasing costs	3,643	3,323	10,633	10,425
	$ 30,770	$ 26,931	$ 89,063	$ 81,804

4. Capitalization of carrying costs

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Interest				
Interest expense	$ 40,540	$ 36,664	$ 118,353	$ 109,720
Capitalized to real estate investments	(4,195)	(2,726)	(12,274)	(7,566)
Net interest expense	$ 36,345	$ 33,938	$ 106,079	$ 102,154
General and administrative				
General and administrative expense	$ 6,130	$ 4,977	$ 19,683	$ 15,216
Capitalized to real estate investments	(433)	(514)	(1,271)	(1,582)
Net general and administrative expense	$ 5,697	$ 4,463	$ 18,412	$ 13,634

5. Receivables and other assets

	September 30, 2006	December 31, 2005
Straight-line rental revenue in excess of base rents currently due in accordance with lease agreements	$ 24,712	$ 17,845
Prepaid property taxes	20,891	1,005
Prepaid property operating expenses	17,484	15,374
Other	16,948	11,075
Unamortized debt financing costs	12,801	12,677
Investments at cost	7,424	9,827
Contractual rents	3,758	2,041
Deposits on property acquisitions	4,469	3,441
Capital assets net of accumulated amortization	4,038	3,823
Unamortized differential between contractual and above market rents for in-place leases at acquisition of income properties	3,246	3,860
Discontinued operations	799	948
	$ 116,570	$ 81,916

6. Mortgages payable

At September 30, 2006 mortgages payable bear interest at contractual rates ranging between 4.76% and 11.88% per annum with a weighted average quarter end rate of 6.66% per annum, and mature between 2006 and 2034. Future repayments were as follows:

		Total
Year ending December 31,	2006	$ 22,634
	2007	257,516
	2008	207,750
	2009	251,009
	2010	276,138
	Thereafter	825,837
		$ 1,840,884

At September 30, 2006 the Trust had revolving lines of credit totalling $123,500,000 (December 31, 2005 – $103,500,000) with major Canadian financial institutions, against which $36,203,000 of letters of credit (December 31, 2005 – $13,737,000) were drawn. These facilities are due on demand (subject to repayment in six months if not in Default) and are secured by certain income properties.

7. Debentures payable

	September 30, 2006	December 31, 2005
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	$ 110,000	$ 110,000
Series E senior unsecured, maturity of January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually	110,000	110,000
Series F senior unsecured, maturity of March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually	200,000	200,000
Series G senior unsecured, maturity of March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually	150,000	150,000
Series H senior unsecured, maturity of June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually	100,000	100,000
Series I senior unsecured, maturity of February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually	100,000	–
Series J senior unsecured, maturity of March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually	100,000	–
	$ 870,000	$ 670,000

8. Costs of early extinguishment of debentures payable

During 2005 the Trust redeemed prior to maturity its Series A, C and RealFund Series A debentures payable and incurred costs of approximately $20,500,000 related to such early extinguishments.

9. Accounts payable and other liabilities

	September 30, 2006	December 31, 2005
Tenant installations and capital expenditures	$ 35,662	$ 38,710
Property operating costs	27,104	24,166
Distributions payable to unitholders	21,363	21,074
Construction costs	21,306	23,449
Accrued interest on mortgages and debentures payable	16,006	19,894
Unamortized differential between contractual and market interest rates on liabilities assumed at acquisition of income properties	14,268	16,273
Property taxes	12,060	6,308
Deferred income	10,486	11,798
Other	3,681	5,309
Unfunded employee future pension benefits (Note 13)	1,799	1,440
Unamortized differential between contractual and below market rents for in-place leases at acquisition of income properties	1,737	1,338
Discontinued operations	2,740	4,190
	$ 168,212	$ 173,949

10. TRUST UNITS

Three months ended September 30	2006 Units	2006 $	2005 Units	2005 $
Units outstanding, beginning of period	197,939	$ 1,942,097	194,170	$1,873,352
Units issued:				
Distribution reinvestment and direct purchase plans	618	13,230	598	12,224
Unit option plan	178	2,247	370	4,344
Value associated with unit option grants exercised	–	122	–	321
Unit issue costs	–	(14)	–	(71)
Units outstanding, end of period	198,735	$ 1,957,682	195,138	$1,890,170

Nine months ended September 30	2006 Units	2006 $	2005 Units	2005 $
Units outstanding, beginning of period	196,041	$ 1,906,859	183,604	$1,702,820
Units issued:				
Public offering	–	–	8,250	143,963
Distribution reinvestment and direct purchase plans	1,869	40,162	1,709	32,364
Unit option plan	825	10,295	1,575	17,015
Value associated with unit option grants exercised	–	492	–	321
Unit issue costs	–	(126)	–	(6,313)
Units outstanding, end of period	198,735	$ 1,957,682	195,138	$1,890,170

11. DISTRIBUTIONS TO UNITHOLDERS

RioCan's Declaration of Trust ("Declaration") requires it to distribute to its unitholders at least 80% of its Distributable Income ("RDI"), determined annually. RDI is defined by the Declaration and is based on the consolidated net earnings calculated in accordance with GAAP, and adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, leasing costs, tenant improvements, value of tenant in-place lease agreements and tenant relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for rental revenue on a straight-line method for the term of the related lease; and

(c) additions or deductions of any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

In accordance with (c) above, RioCan's Trustees determined that it was appropriate to exclude the costs of early extinguishment of certain debentures payable (Note 8) from the determination of RDI in 2005 as such costs were not representative of the Trust's: (i) ability to earn and distribute cash to unitholders; and (ii) ongoing operating performance.

A reconciliation of net earnings to distributions to unitholders was:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
Net earnings	$ 41,763	$ 40,142	$ 120,377	$ 95,266
Amortization of tangible capital assets	21,913	20,078	64,969	62,139
Amortization of tangible leasing costs	5,477	3,880	14,550	12,992
Amortization of intangible leasing costs	3,643	3,323	10,633	10,733
Impact of accounting for rental revenue on a straight-line basis	(1,081)	(1,276)	(3,301)	(5,019)
Unit based compensation expense	851	493	2,067	1,288
Amortization of the differential between contractual and market rents on in-place leases	(110)	139	(276)	361
Impairment provisions	–	1,901	–	10,685
Costs of early extinguishment of debentures payable	–	–	–	20,549
	72,456	68,680	209,019	208,994
Retention of RDI	(8,460)	(6,350)	(17,810)	(25,041)
Distributions to unitholders	$ 63,996	$ 62,330	$ 191,209	$ 183,953
Per unit				
Distributions to unitholders	$ 0.3225	$ 0.3200	$ 0.9675	$ 0.9500

12. Unit based compensation plans

(i) Incentive unit option plan

The Trust's incentive unit option plan (the "plan") provides for option grants to a maximum of 19,200,000 units. At September 30, 2006: 8,706,000 unit options were granted and exercised; 4,658,000 unit options were granted and remain outstanding; and 5,836,000 unit options remain available for issuance. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted after December 31, 2003 vest at 25% per annum commencing on the first anniversary of the grant, being fully vested after four years.

A summary of the status of the plan was as follows:

Three months ended September 30	2006		2005	
Options	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, beginning of period	4,861	$ 17.36	4,789	$ 14.81
Exercised	(178)	$ 12.61	(370)	$ 11.74
Forfeited	(25)	$ 21.16	–	$ –
Outstanding, end of period	4,658	$ 17.52	4,419	$ 15.07
Options exercisable at end of period	1,605	$ 14.66	1,606	$ 12.83

No unit options were granted during the three months ended September 30, 2006 and 2005.

Nine months ended September 30	2006		2005	
Options	Units	Weighted average exercise price	Units	Weighted average exercise price
Outstanding, beginning of period	4,173	$ 15.21	4,708	$ 12.57
Granted	1,335	$ 21.70	1,310	$ 18.84
Exercised	(825)	$ 12.48	(1,575)	$ 10.80
Forfeited	(25)	$ 21.16	(24)	$ 12.31
Outstanding, end of period	4,658	$ 17.52	4,419	$ 15.07
Options exercisable at end of period	1,605	$ 14.66	1,606	$ 12.83
Weighted average fair value per unit of options granted during the period		$ 2.77		$ 1.52

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period.

Unit compensation expense was calculated using the Black-Scholes Model for option valuation using weighted average factors for option grants between May 30, 2002 and September 30, 2006: volatility of 17% on the underlying units; an exercise price of $19.04; a cumulative distribution yield of approximately 6.7%; and a risk free interest rate of approximately 4.4%.

(ii) Trustees' restricted equity unit ("REU") plan

The Trustees' REU plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on an average market price of the units. REUs vest and are settled three years from the date of issue by a cash payment equal to the number of vested REUs credited to the member based on an average market price of Trust units at the settlement date. At September 30, 2006 accounts payable and other liabilities included accrued REU unit based compensation of $693,000 (December 31, 2005 – $358,000).

13. Employee future benefits

The Trust maintains several pension plans for its employees.

(i) The defined contribution pension plan incurred current service costs in the amount of $296,000 for the nine months ended September 30, 2006 (three months ended September 30, 2006 – $107,000) and $271,000 for the nine months ended September 30, 2005 (three months ended September 30, 2005 – $95,000).

(ii) The defined benefit pension plans' benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the nine months ended September 30, 2006 was as follows: fair value of plan assets – $647,000 (December 31, 2005 – $516,000); ending balance of accrued benefit liability – $1,799,000 (December 31, 2005 – $1,440,000); and pension expense – $465,000 (three months ended September 30, 2006 – $155,000) and $346,000 for the nine months ended September 30, 2005 (three months ended September 30, 2005 – $116,000).

14. Investment in co-ownerships

A summary of the status of financial information relating to the Trust's share of continuing operations from proportionately consolidated co-ownership activities was as follows:

Balance sheets

	September 30, 2006	December 31, 2005
Assets	$ 1,003,966	$ 952,590
Liabilities	623,741	569,866

Statements of earnings

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Revenue	$ 36,217	$ 30,823	$ 101,799	$ 93,058
Net earnings	11,809	7,864	27,956	22,632

Contingencies and commitments (Note 18)

15. CHANGE IN OTHER NON-CASH OPERATING ITEMS

Cash provided by (used in)	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Amounts receivable	$ (1,123)	$ 7,785	$ (10,047)	$ (1,377)
Prepaid expenses and other assets	(5,498)	(3,151)	(23,229)	(20,309)
Accounts payable and other liabilities	(10,118)	(12,127)	1,158	(2,219)
Other	3,025	(1,835)	3,507	498
	$ (13,714)	$ (9,328)	$ (28,611)	$ (23,407)

16. INCOME TAXES

The Trust qualifies as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, under current Canadian income tax legislation no provision for income taxes is required.

On October 31, 2006 the Minister of Finance, Canada announced a Tax Fairness Plan for Canadians, the stated purpose of which is to level the playing field between income trusts and corporations. The measures in the Tax Fairness Plan include:

- A Special Tax on certain income of publicly traded income trusts (other than qualifying real estate investment trusts or REITs) and limited partnerships.
- An effective date of January 1, 2011 for the commencement of the Special Tax for existing income trusts, providing a transitional period (for those entities requiring it) to plan their activities accordingly.

The proposed new rules are meant to apply to a clearly defined set of Flow Through Entities, referred to by the Minister of Finance as "specified investment flow-throughs" or SIFTs. REITs like RioCan will be excluded from the SIFT definition and the proposed Special Tax, provided that they meet a series of conditions relating to the nature of their income and investments. The Minister of Finance advised that these conditions will be similar to the conditions that the United States applies to US real estate investment trusts, and will recognize the unique history and role of collective real estate investment vehicles.

The Minister of Finance did not announce a release date for detailed legislation to implement the Tax Fairness Plan. While it is clear that the proposed Special Tax will not apply to qualifying REITs, it is not possible to determine at this time whether the Tax Fairness Plan will have any material impact upon the future activities of the Trust.

17. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

Additional information on the Trust's activities from continuing operations in Canadian provinces with more than 10% of rental revenue or net carrying amount of income properties was as follows:

Rental revenue

Province	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Ontario	$ 90,576	$ 86,324	$ 268,326	$ 264,102
Quebec	23,950	21,354	71,350	65,607
Alberta	14,534	11,921	42,200	35,292
All others	16,279	14,397	47,415	44,885
	$ 145,339	$ 133,996	$ 429,291	$ 409,886

Net carrying amount of income properties

Province	September 30, 2006	December 31, 2005
Ontario	$ 2,433,820	$ 2,402,488
Quebec	658,468	660,223
Alberta	461,908	378,813
All others	462,081	433,203
	$ 4,016,277	$ 3,874,727

18. CONTINGENCIES AND COMMITMENTS

(a) Guarantees

The Trust has provided guarantees to third parties on behalf of RioCan's partners and co-owners for their share of mortgages payable. The Trust's guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, and will remain until such debts are refinanced or extinguished or the lenders agree to release the Trust's covenants. Recourse would be available to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At September 30, 2006 such guarantees amounted to $559,000,000 and expire between 2006 and 2034. No liability has been recognized in these financial statements as the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which the Trust provided guarantees.

(b) Contractual obligations on real estate investments

(i) The Trust has entered into an agreement to acquire three real estate investments and a 50% interest in one real estate investment. These acquisitions are being completed in stages as leasable area is occupied by tenants. The purchase prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. At any time during the two years following the completion of the 50% owned real estate investment, the vendor has the right to sell the whole or part of its 50% interest to the Trust at fair market value. At September 30, 2006 the estimated remaining obligations under this agreement for the years ending December 31 were: 2006 – $88,000,000; and 2007 – $103,000,000.

(ii) The Trust entered into an agreement to dispose of interests (ranging from 22.5% to 50%) in three real estate investments, establishing the first investment resulting from a co-ownership arrangement entered into by the Trust with the purchaser in October 2004. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density. At September 30, 2006 the estimated remaining selling prices under this agreement for the years ending December 31 were: 2006 – $36,000,000; 2007 – $64,000,000; and 2008 – $34,000,000.

(c) Costs to complete real estate investments

At September 30, 2006 the estimated costs to complete real estate investments currently under development for the years ending December 31 were: 2006 – $46,000,000; 2007 – $174,000,000; and 2008 – $42,000,000.

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three and nine months ended September 30, 2006 and 2005. Our MD&A dated November 3, 2006 should be read in conjunction with our interim consolidated financial statements for the three and nine months ended September 30, 2006 and 2005. Our MD&A should also be read in conjunction with our consolidated financial statements and our MD&A for the two years ended December 31, 2005 and 2004, a copy of which can be obtained on SEDAR at www.sedar.com. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Advisory: *Certain information included in this MD&A contains forward-looking statements within the meaning of applicable securities laws including, among others, statements concerning our 2006 objectives, our strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates, and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.*

These statements are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described under Risks and Uncertainties in this MD&A, which could cause our actual results to differ materially from the forward-looking statements contained in this MD&A. Those risks and uncertainties include risks associated with real property ownership, financing and interest rates, governmental regulations, environmental matters, construction, and income taxes. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking information include that: the general economy remains stable; interest rates are relatively stable; acquisition capitalization rates are stable; competition for acquisitions of shopping centres remains intense; and equity and debt markets continue to provide access to capital. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by the book value of our assets and total stock market capitalization.

At September 30, 2006:

- We had ownership interests in a portfolio of 194 shopping centres comprising 29.3 million square feet with a portfolio occupancy rate of 97.5%;
- Development projects comprise 6.8 million square feet, of which our interest is 3.5 million square feet;
- 83.1% of our annualized rental revenue was derived from, and 82.6% of our space was leased to, national and anchor tenants;
- Over 51.9% of annualized rental revenue was derived from our 25 largest tenants;
- 12.4% of our annualized rental revenue came from national and regional grocery supermarket chains;
- No individual tenant comprised more than 6% of the portfolio's annualized rental revenue;
- We had approximately 4,800 individual tenancies; and
- We employed approximately 610 people.

Vision And Business Strategy

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing, managing and operating Canadian retail real estate.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of creating stable and growing Distributable Income ("RDI"- a non-Canadian generally accepted accounting principle ("GAAP") measure defined in our Declaration for which a reconciliation to net earnings and cash flow from operating activities can be found in our discussion under Distributions to Unitholders).

Normally the tenants in our convenience-oriented shopping centres service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is usually easier to find replacement tenants than in shopping centres with more fashion oriented retailers. As a result, such convenience-oriented centres are relatively stable and low risk retail properties.

Based on Statistics Canada 2001 Census reports, approximately 45% of the Canadian population resides, and 65% of Canada's population growth is occurring, in six Canadian high growth markets, being: Calgary, Alberta; Edmonton, Alberta; Montreal, Quebec; Ottawa, Ontario; Toronto, Ontario; and Vancouver, British Columbia. As growth in population dictates growth in retail sales, which in turn results in more demand for space and higher rents, increasingly our focus is to own properties mainly in those Canadian high growth markets having in excess of one million people that have consistently experienced population growth. RioCan also owns properties in strong secondary markets which show population growth and where our goal is to own the dominant unenclosed centre(s) in those markets. Examples are Kingston, Ontario and Quebec City, Quebec. However, the above focus will not preclude our acquisition of stable and low risk retail properties outside high population growth areas.

The specific retail assets in which we currently invest are:

- New format retail centres

  New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include entertainment (movie theatres, large-format bookstores and restaurants) and fashion components.

- Neighbourhood convenience unenclosed centres

  Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising between 60,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Urban retail properties

  Urban retail properties are high-quality, innovative multi-level format retail centres, typically comprising 100,000 to 250,000 square feet, located in major urban markets. The centres are situated in high-density locations and may sometimes be part of a multi-use complex.

For the nine months ended September 30, 2006, 62.4% of our rental revenue was derived from the six Canadian high growth markets noted above.

Given that we have a full range of real estate related in-house functional capabilities, we also enhance RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Additionally where we can help achieve other business objectives, we may consider properties (or portions thereof) that would otherwise be core investments, as properties held for resale. Such initiatives may be undertaken on our own or with partners and are further discussed under Properties Held For Resale.

The key measures by which management evaluates its success in the achievement of its objectives are the growth and stability of: (i) RDI; and (ii) cash distributions to unitholders. A review of these key measures is found in our discussion under Distributions to Unitholders.

2006 Outlook

Our objectives for 2006 are to: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; and (ii) achieve growth in RDI per unit.

Our ability to achieve these objectives has been dependant on the following assumptions:

- The general economy remains stable;
- Interest rates remain relatively stable;
- Acquisition capitalization rates remain stable;
- Competition for acquisitions of shopping centres remain intense; and
- Equity and debt capital markets continue to readily provide access to capital.

Initiatives already commenced by RioCan to pursue these objectives, while adhering to our strategy of owning properties in Canadian high growth markets as discussed above, include:

- New format retail development projects undertaken both with and without partners.

  At September 30, 2006 we had development projects that will upon completion comprise 6.8 million square feet, of which our owned interest will be 3.5 million square feet (see Asset Profile and Property Operating Highlights).

- Continued focus on land use intensification at our existing properties.

  As a normal part of our business, we expand and redevelop our shopping centres to create additional value (see Asset Profile and Property Operating Highlights).

- Continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

  RioCan and the Canada Pension Plan Investment Board ("CPPIB") entered into an agreement for our first strategic power centre joint venture (see Asset Profile).

The achievement of our objectives is partially dependent on successful mitigation of business risks, which is discussed below in Risks and Uncertainties. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

Property Operating Highlights For The Three Months Ended September 30, 2006

Portfolio Activity

Although the acquisition market remains extremely competitive, we acquired Impact Plaza, located in Surrey, British Columbia. This 134,000 square foot unenclosed shopping centre is anchored by T&T Supermarket, Sleep Country and Pharmasave. Other national tenants include Moores Clothing for Men, Dollar Giant, M&M Meat Shops and Mac's Convenience Store. We also acquired Cherry Hill Shopping Centre, a 74,000 square foot Loblaws anchored unenclosed shopping centre located in Fergus, Ontario.

On September 29, 2006, we completed the first component of our previously announced agreement to sell a 50% interest in three new developments located in Calgary, Edmonton and Oakville to CPPIB. The first component consists of approximately 168,000 square feet of newly completed retail space at RioCan Beacon Hill in Calgary, Alberta.

Upon full completion, RioCan Beacon Hill will comprise approximately 800,000 square feet including Costco and Home Depot, both of whom are already open for business. Additional retailers who are already open include Winners/HomeSense, Royal Bank, Linens 'N Things, Golf Town, Michaels and The Shoe Company. The development is essentially fully leased or committed and will include other tenants such as Canadian Tire, Reitmans, Roots, TD Canada Trust, Mark's Work Wearhouse, Sport Chek, La Senza and other national retailers. All the properties are, and will continue to be, leased and managed by us.

Development Program

Over 6.8 million square feet is under development in Ontario, Alberta and Quebec, of which RioCan's interest is approximately 3.5 million square feet. In addition to the 6.8 million square feet of current developments, an additional 3.9 million square feet is in the development pipeline. Third quarter activity highlights for some of these projects, which are being developed by RioCan, include:

- *Ajax, Ontario* – We have received site plan approval for the development adjacent to RioCan Durham Centre and site work is well underway. Approximately 50% of the required 65,000 cubic metres of fill have been placed, with completion of the pond retrofit program anticipated by the end of November. Construction of the buildings, which are fully pre-leased to Bank of Montreal, Nike, The Keg, 2001 Audio Video and Ardene, is expected to commence late November.
- *London, Ontario* – We have completed the rough grading and underground servicing is nearing completion at Summerside Shopping Centre, located at the intersection of Commissioners Road and Highbury Avenue. Major retailers anchoring this 180,000 square foot centre include Loblaws (retailer owned) and Rona. Construction is underway for a multi-tenant building that will feature First Choice Haircutters, Pizza Pizza, Starbuck's, Pet Valu and Dollar Blitz. Construction for Rona and Bank of Montreal will begin mid-November.
- *Milton, Ontario* – Anchors Home Depot (retailer owned) and Galaxy Cinemas are now open for business at RioCan Centre Milton, a 291,000 square foot new format retail centre. Construction is well underway for several tenants including Sleep Country, The Beer Store, Boston Pizza, Casey's, Mr. Greek, Super Cuts and Bank of Montreal. Store openings will be phased-in over the remainder of the year and early 2007.
- *Oakville, Ontario* – Off-site and on-site work continues at RioCan Centre Burloak, a 551,000 square foot new format retail centre located at the intersection of Burloak Drive and Queen Elizabeth Way. Upon full completion, this centre will be anchored by Home Depot (retailer owned), Cineplex Odeon, Longo's and Home Outfitters. RioCan has applied for building permits for the first six buildings and construction is expected to commence mid-November.
- *Edmonton, Alberta* – Construction has been progressing well at RioCan Meadows, a 504,000 square foot new format retail centre located at the corner of 17th Street and Whitemud Drive. The centre will be anchored by Real Canadian Superstore (retailer owned) and Home Depot, and will be tenanted by, amongst others, Staples/Business Depot, Mark's Work Wearhouse, TD Canada Trust, Royal Bank of Canada and Alberta Treasury Branch. Home Depot opened on October 24, 2006, and Staples/Business Depot and Mark's Work Wearhouse are expected to open late 2006.

Asset Profile

Income Properties

Our income properties are comprised of two distinct components, being:

1. Long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above) including tangible and intangible leasing costs; and
2. Properties held for resale (properties for which there is no intention of their being used on a long term basis, and which are to be sold in the ordinary course of business) including properties acquired or developed directly and indirectly with partners.

The changes in our net carrying amount of income properties were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Balance, beginning of period	$ 3,937,134	$ 3,811,072	$ 3,874,727	$ 3,699,491
Acquisitions of income properties	64,250	163,845	140,399	296,449
Acquisition and development of properties held for resale	10,621	18,564	22,242	25,833
Dispositions and impairment provisions				
Income properties	–	(233,803)	–	(244,095)
Properties held for resale	(21,622)	(5,628)	(50,617)	(35,848)
Tenant installation costs	3,803	3,586	12,949	13,671
Completion of properties under development	57,928	27,081	124,751	89,271
Amortization expense	(30,770)	(26,931)	(89,063)	(84,952)
Other	(5,067)	(6,687)	(19,111)	(8,721)
Balance, end of period	$ 4,016,277	$ 3,751,099	$ 4,016,277	$ 3,751,099

1. Long-lived Income Properties (including Income Properties Held for Sale and Discontinued Operations)

Competition for retail real estate acquisitions remains intense. Many of our acquisition opportunities are transactions arising from our relationships with retailers/tenants and partners.

During the third quarter of 2006 we acquired six shopping centres (including partial interests therein) aggregating approximately 302,000 square feet, of which all but one property was located in one of the six high growth markets discussed above. During the third quarter of 2005 we acquired nine shopping centres (including partial interests therein) aggregating approximately 783,000 square feet located in the six high growth markets discussed above.

During the first three quarters of 2006 we acquired eight shopping centres (including partial interests therein) aggregating approximately 598,000 square feet, of which all but one property was located in one of the six high growth markets discussed above. During the first three quarters of 2005 we acquired 13 shopping centres (including partial interests therein) aggregating approximately 1.4 million square feet located in the six high growth markets discussed above.

In July 2005 we completed a portfolio disposition to Retrocom Mid-Market REIT ("Retrocom") comprising seven enclosed mid-market shopping centres for $182 million. As part of the transaction, Retrocom assumed the existing mortgages payable of $89.7 million (for which RioCan's guarantee remains in place on mortgage payable obligations of $70.8 million as detailed in Off Balance Sheet Liabilities and Guarantees) and we took back a $30 million convertible debenture secured by the seven properties with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. We will perform all property management functions for this portfolio until July 2008. The operating results of these assets for periods up to the date of disposition are included in discontinued operations.

The Retrocom transaction is consistent with our strategy of increasingly focusing on Canada's six high growth markets (see Vision and Business Strategy above), given that six of the seven disposed properties were located in smaller geographic markets.

In making an acquisition decision, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements costs into consideration at the time of acquisition.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal tenant leases. Tenant installation costs consist of tenant improvements and other leasing costs, including certain costs associated with our internal leasing professionals (primarily compensation costs).

We also invest capital on a continuous basis to ensure the maintenance of the ongoing earnings capacity of our income properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for our ability to recover such costs from tenants as property operating costs. Where such amounts are not recoverable under tenant leases, we expense or capitalize these amounts to income properties, as appropriate. Expenditures for recoverable and non-recoverable maintenance capital for our income properties were:

	Three months ended September 30,		Nine months ended September 30,	
(thousands of dollars)	2006	2005	2006	2005
Maintenance capital				
Recoverable from tenants	$ 1,895	$ 1,139	$ 2,484	$ 1,866
Non-recoverable	840	370	1,470	2,505
	$ 2,735	$ 1,509	$ 3,954	$ 4,371

Based on our income property portfolio at September 30, 2006, we estimate that (recoverable and non-recoverable) annual maintenance capital expenditures are between $7.5 million and $8.5 million, which, amongst other factors, has been considered in establishing our distribution payout ratio.

Maintenance capital expenditures for our income properties are dependant upon many factors, including, but not limited to, the number, age and location of the income properties in our portfolio. At September 30, 2006 the estimated weighted average age of our income property portfolio was 12.5 years.

Co-Ownership Activities included in Long-Lived Income Properties

Co-ownership activities represent real estate investments in which RioCan owns an undivided interest or where we have joint control with our partners. We record our proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which we participate.

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange. At September 30, 2006 these joint investments ("RioKim") were comprised of interests in 34 properties aggregating approximately 8 million square feet of which our book value was approximately $550 million. In certain transactions RioCan provides guarantees on behalf of third parties, including certain partners and co-owners for their share of mortgages payable. At September 30, 2006 RioCan, on behalf of Kimco, provided guarantees on $295.7 million of mortgages payable for Kimco's share of properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco provided that we grant them with a right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. RioCan continues to provide property management, development and leasing services for all the properties that are owned by RioKim.

In October 2004 RioCan and CPPIB announced a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provided that RioCan and CPPIB had a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years, which right expired in October 2006. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB. The creation of this joint venture platform is important to RioCan not only for its future potential but also in carrying forward our strategy of creating reliable, long term third party streams of fee income.

During the second quarter of 2006 we entered into an agreement to dispose of interests (ranging from 22.5% to 50%) comprising approximately 536,000 square feet in three shopping centre developments, establishing the first strategic power centre joint venture platform with CPPIB. These dispositions are being completed in stages as leasable area is occupied by tenants. The sale prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for additional buildable density.

At September 30, 2006 the estimated selling prices under this agreement for the years ending December 31 were: 2006 – $36 million; 2007 – $64 million; and 2008 – $34 million. At September 30, 2006, $16.1 million of disposition proceeds were received under this agreement and the resulting gains have been included in gains on properties held for resale (see below).

2. Properties Held for Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties to be acquired or developed for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period (and included in net earnings from continuing operations) and sales proceeds. No amortization is recorded on properties held for resale.

The components of gains on properties held for resale were:

	Three months ended September 30,		Nine months ended September 30,	
(thousands of dollars)	2006	2005	2006	2005
Properties acquired or (re)developed by us for resale without partners	$ 2,617	$ 2,891	$ 10,223	$ 19,660
Properties acquired or (re)developed for resale with partners	4,824	–	11,743	–
	$ 7,441	$ 2,891	$ 21,966	$ 19,660

Properties acquired or (re)developed for resale with partners

(a) Equity-accounted for investments

Equity investments comprise real estate investments where we exercise significant influence (but not control or joint control) over the investment, and are accounted for using the equity method. This method adjusts the original cost of our investment for RioCan's share of net earnings, capital advances and distributions receivable or received. Equity-accounted for investments were $11.7 million at September 30, 2006 and $17.3 million at December 31, 2005.

We have a 15% equity interest ($9.9 million at September 30, 2006) in RioCan Retail Value L.P. ("RRVLP"). RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System. The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a number of years.

At September 30, 2005 the partners had committed the full capital resources of RRVLP, which capital was invested in 12 centres aggregating approximately 3.4 million square feet. By September 30, 2006 six properties had been sold, four during the first three quarters of 2006 (of which RioCan's 15% share of disposition gains was $7 million) and one property was sold during the third quarter of 2006 (of which RioCan's share of the disposition gain was $2.5 million). The partners have agreed to monetize all remaining investments in RRVLP by November 2009.

RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance.

During 2005, we completed two transactions (at market terms and conditions) with RRVLP. As we account for RRVLP using the equity method, these transactions are considered related party transactions. Details of these transactions are as follows:

- Disposition of property portfolio to RRVLP

  1. Three long-lived income properties were disposed of during 2005 for proceeds of $61.8 million, for which we recognized an impairment provision of approximately $2.2 million which is included in the $5 million of impairment provisions reported in net earnings from continuing operations for the nine months ended September 30, 2005.

  2. One property held for resale was disposed of during 2005 for proceeds of $21.5 million, including the assumption of a mortgage payable of $12 million by RRVLP, resulting in a gain of $4 million. Our guarantee remains in place on this mortgage payable.

- Acquisition of income property from RRVLP

  During the third quarter of 2005 we acquired an income property from RRVLP for a purchase price of $25.5 million, including the assumption of a mortgage payable of $11.2 million.

(b) Co-ownership investments

In the first quarter of 2006 RioCan and TIAA-CREF announced the formation of a new joint venture named RRVLP II. The purpose of RRVLP II will be to invest in assets with a predominantly retail component where RioCan believes it can undertake value-added activities to increase the operating income of a property and then to dispose of these assets over a period of five years. Such value-added activities may include: remerchandising the asset to enhance the overall tenant mix; realizing on expansion or redevelopment opportunities; solidifying the income from the existing tenant base; extending the terms of the existing tenant base; and increasing the proportion of national and anchor tenants.

Since forming this joint venture, competition for this type of retail real estate product has further intensified. As a result, RioCan and TIAA-CREF have agreed to suspend their obligations to each other relating to this co-ownership until September 2007, at which time the parties will reassess their plans.

Properties Under Development

We have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. Generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

As a normal part of our business, we also expand and redevelop existing shopping centres to create additional value.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

The changes in the carrying amount of our properties under development were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Balance, beginning of period	$ 242,789	$ 164,944	$ 218,265	$ 129,791
Acquisitions and expenditures	26,917	43,536	103,913	126,586
Completion of properties under development	(57,928)	(27,081)	(124,751)	(89,271)
Other	3,832	339	18,183	14,632
Balance, end of period	$ 215,610	$ 181,738	$ 215,610	$ 181,738

Mortgages and Loans Receivable

The components of our mortgages and loans receivable were:

(thousands of dollars)	At September 30, 2006	At December 31, 2005
Co-owners	$ 41,360	$ 27,908
Vendor-take-back and other	65,529	43,930
Participating	–	3,176
	$ 106,889	$ 75,014

Mortgages and loans receivable from co-owners bear interest at rates ranging between 4.15% and 18% per annum with a weighted average quarter end rate of 7.96% per annum. The mortgages and loans receivable from co-owners mature between 2006 and 2015. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Vendor-take-back and other mortgages and loans receivable bear interest at rates varying from 4.5% to 10% per annum with a weighted average quarter end rate of 5.36% per annum. Future repayments over the next five years were as follows:

(thousands of dollars)		Total
Year ending December 31,	2006	$ 11,901
	2007	4,669
	2008	30,081
	2009	87
	2010	5,853
	Thereafter	12,938
		$ 65,529

The changes in the carrying amount of our mortgages and loans receivable were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Balance, beginning of period	$ 93,559	$ 51,730	$ 75,014	$ 42,629
Principal advances	9,345	19,931	61,452	42,526
Mortgages and loans taken back on property dispositions	6,233	30,000	17,698	37,962
Principal repayments	(3,229)	(9,581)	(49,390)	(30,081)
Interest receivable and other	981	112	2,115	(844)
Balance, end of period	$ 106,889	$ 92,192	$ 106,889	$ 92,192

Mortgages and loans receivable advances and repayments for properties held for resale are included in cash flows from operating activities (see Sources and Uses of Cash below).

Capital Structure

Debt

Standard & Poor's Ratings Services ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to default in payment (generally D). At September 30, 2006 and December 31, 2005: (i) S&P provided us with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's senior unsecured debentures payable ("debentures"); and (ii) DBRS provided us with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both S&P and DBRS.

RioCan's Declaration provides for maximum total debt levels up to 60% of Aggregate Assets (defined in the Declaration as total assets plus accumulated amortization of income properties). At September 30, 2006 our indebtedness was 56.2% of aggregate assets and we could therefore incur additional indebtedness of $457.5 million and still not exceed a 60% leverage limit. As a matter of policy, we would not likely incur indebtedness much beyond 58% of Aggregate Assets as any excess may not be favourably reviewed by the above rating agencies.

Revolving Lines of Credit

At September 30, 2006 we had the following two revolving lines of credit in place with major Canadian chartered banks:

- One revolving line of credit has a maximum loan amount of $120 million, against which $34.3 million of letters of credit ("LC") were drawn (but no cash advances). This facility is secured by a first charge against certain income properties. Should the aggregate agreed values for lending purposes of such properties fall below $120 million (through reappraisal or sale of the property providing the security), RioCan has the option to provide substitute income properties as additional security.

  This facility is for general business purposes and is due on demand (we would have up to six months to repay the facility provided we are not in default). This facility bears interest at the bank's prime rate or, at our option, the banker's acceptances rate plus 1%. Aside from the requirement to not exceed the 60% leverage limit required by our Declaration, this facility is subject to customary terms and conditions.

- We have a 50% interest in the RioKim LC facility, which provides for a maximum amount of $7 million against which $3.9 million of LCs were drawn. This facility is subject to repayment not later than one year from the date of issuance of an LC.

Debentures Payable

At September 30, 2006 we had seven series of debentures outstanding totaling $870 million as compared to five series of debentures outstanding totalling $670 million at December 31, 2005.

There were no debenture transactions during the third quarter of 2006 and 2005.

During the first nine months of 2006 we completed the following debenture issue transactions:

- On February 7, 2006 we issued $100 million Series I debentures, maturing February 6, 2026, bearing interest at 5.953% per annum, payable semi-annually. These debentures have a different covenant pattern than all of our other outstanding series, the key difference being that we have the right at any time to convert these debentures to mortgage debt (subject to the acceptability of the security given to the debentureholders). In such event, the covenants relating to our 60% leverage limit, minimum book equity and interest coverage ratio would be eliminated for this debenture; and
- On March 24, 2006 we issued $100 million Series J debentures, maturing March 24, 2010, bearing interest at 4.938% per annum, payable semi-annually.

During the first nine months of 2005 we:

(i) redeemed the following series of debentures:

- $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million;
- $125 million Series C at a redemption price of $103.797 per $100 principal amount for cash consideration of $129.7 million; and
- $150 million RealFund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million.

The above first quarter 2005 debenture redemptions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and RealFund Series A debentures, which could have had the effect of limiting us to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to recur on a regular basis. These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million.

(ii) completed the following debenture issuances:

- On January 4, 2005 we issued $110 million Series E debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually;
- On March 8, 2005 we issued $200 million Series F debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually;
- On March 11, 2005 we issued $150 million Series G debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually; and
- On June 12, 2005 we issued $100 million Series H debentures, maturing June 12, 2012, bearing interest at 4.70%, payable semi-annually.

Mortgages Payable

At September 30, 2006 we had mortgages payable outstanding of $1.84 billion as compared to $1.75 billion at December 31, 2005. The vast majority of our mortgage indebtedness provides recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained.

At September 30, 2006 the contractual interest rates on our mortgages payable ranged from 4.76% to 11.88% per annum with a quarter end weighted average interest rate of 6.66% per annum. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at acquisition of our income properties. Calculated on this basis, we have a September 30, 2006 quarter end weighted average interest rate of 6.46% per annum on our mortgage indebtedness.

Changes in the carrying amount of our mortgages payable resulted primarily from:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Balance, beginning of period	$ 1,756,412	$ 1,746,518	$ 1,753,277	$ 1,765,699
Borrowings:				
New	128,146	90,665	227,820	192,626
Assumed on the acquisition of properties	11,929	29,673	11,929	54,343
Principal repayments:				
Scheduled amortization	(13,024)	(11,568)	(35,279)	(33,287)
At maturity or early repayment	(42,579)	(48,105)	(116,863)	(146,737)
Assumed by purchasers on dispositions of properties	–	(89,713)	–	(115,174)
Balance, end of period	$ 1,840,884	$ 1,717,470	$ 1,840,884	$ 1,717,470

Mortgages and loans payable advances and repayments for properties held for resale are included in cash flows from operating activities (see Sources and Uses of Cash below).

Aggregate Debt Maturities

On a combined basis, our mortgages and debentures payable bear a September 30, 2006 quarter end weighted average contractual interest rate of 6.12% with a weighted average term to maturity of 5.6 years, and had repayments for the next five years as follows:

	Scheduled	Principal maturities		
(thousands of dollars)	principal amortization	Mortgages payable	Debentures payable	Total
Year ending December 31, 2006	$ 13,192	$ 9,442	$ –	$ 22,634
2007	49,016	208,500	–	257,516
2008	45,180	162,570	110,000	317,750
2009	42,737	208,272	110,000	361,009
2010	34,411	241,728	100,000	376,139
Thereafter	157,352	668,484	550,000	1,375,836
	$ 341,888	$ 1,498,996	$ 870,000	$ 2,710,884

We expect that all maturities will be refinanced or repaid in the normal course of business.

Trust Units

Unit issuances were:

(number of units in thousands)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Units outstanding, beginning of period	197,939	194,170	196,041	183,604
Units issued:				
Public offering	–	–	–	8,250
Distribution reinvestment and direct purchase plans	618	598	1,869	1,709
Unit option plan	178	370	825	1,575
Units outstanding, end of period	198,735	195,138	198,735	195,138

All trust units outstanding have equal rights and privileges and entitle the holder thereof to one vote for each unit at all meetings of unitholders.

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At September 30, 2006, 5.8 million units remain available for issuance under the unit option plan.

During the nine months ended September 30, 2006 and 2005 we granted 1.3 million unit options (no unit options were granted in the third quarter of 2006 and 2005) under the unit option plan.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

Other Capital Commitments and Estimated Cost to Complete

At September 30, 2006 our:

- estimated remaining commitments under agreements of purchase and sale for the years ending December 31 were as follows: 2006 – $88 million; and 2007 – $103 million.
- estimated costs to complete real estate investments currently under development for the years ending December 31 were as follows: 2006 – $46 million; 2007 – $174 million; and 2008 – $42 million.

Off Balance Sheet Liabilities and Guarantees

At September 30, 2006 we had real estate investments accounted for using the equity method that could be viewed to give rise to off balance sheet debt of $19.7 million, which would have increased our indebtedness to 56.4% of aggregate assets.

We have provided guarantees to third parties on behalf of certain RioCan partners and co-owners for their share of mortgages payable as, amongst other reasons, it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained. Our guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, and will remain until such debts are refinanced or extinguished or lenders agree to release RioCan's covenants. Recourse would be available to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At September 30, 2006 such guarantees amounted to $559 million and expire between 2006 and 2034. We determined that the estimated fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which we provided guarantees, and therefore we did not provide for any losses on such guarantees in our interim consolidated financial statements.

At September 30, 2006 the parties on behalf of which we had outstanding guarantees were:

(thousands of dollars)

Partners and co-owners	
Kimco	$ 295,671
Trinity Development Group Inc.	63,510
Other	26,738
Assumption of mortgages by purchasers on property dispositions	
Retrocom	70,771
RRVLP	11,707
Other	90,428
	$ 558,825

Liquidity

Liquidity refers to our having and/or generating sufficient amounts of cash and equivalents to fund our ongoing operational commitments, sustain distributions to unitholders and the planned growth in our business.

As discussed under Distributions to Unitholders, RDI is intended to be a measure of our operating performance. Our Declaration requires us to distribute to our unitholders at least 80% of our RDI, determined annually.

We retain a portion of our RDI (determined annually) to help fund ongoing maintenance capital expenditures and tenant installation costs, amongst other items. Unitholder distributions reinvested through the distribution reinvestment and direct purchase plans also contribute to meeting such requirements.

Cash on hand, borrowings under our revolving credit facilities, and access to equity and debt capital markets also provides the necessary liquidity to fund our ongoing and future capital commitments and obligations. At September 30, 2006 we had:

- cash and short-term investments of $80.5 million;
- $87.3 million of available undrawn bank lines of credit;
- indebtedness of 56.2% of Aggregate Assets and we could therefore incur additional indebtedness of $457.5 million and still not exceed our 60% leverage limit; and
- unitholder distributions reinvested through the distribution reinvestment and direct purchase plans of $40.2 million (representing 21% of total distributions to unitholders) for the nine months then ended compared against $32.4 million (17.6%) for the comparative period of 2005.

Sources And Uses Of Cash

A summary of certain components of our Statements of Cash Flows included in our interim consolidated financial statements were:

Cash flow provided by (used in) *(thousands of dollars)*	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Operating activities before undernoted	$ 70,237	$ 68,473	$ 202,485	$ 205,726
Change in operating assets and liabilities	(13,714)	(9,328)	(28,611)	(23,407)
Adjustment of gains on properties held for resale to cash basis	15,700	4,510	41,547	2,054
Acquisition and development of properties held for resale, net of related financing and other	(7,456)	(10,691)	(19,084)	(14,718)
Cash flow provided by operating activities	$ 64,767	$ 52,964	$ 196,337	$ 169,655
Acquisition of, and capital expenditures on, income properties and properties under development	$ (65,499)	$ (159,428)	$ (241,108)	$ (361,516)
Tenant installation costs	(4,612)	(4,288)	(11,987)	(12,737)
Mortgages and loans receivable, net of repayments	(4,293)	(11,662)	(18,402)	(27,368)
Investments	–	15,435	2,262	–
Proceeds from dispositions of income properties	–	108,527	–	108,602
Cash flow used in investing activities	$ (74,404)	$ (51,416)	$ (269,235)	$ (293,019)
Mortgages payable, net of repayments	$ 72,123	$ 31,530	$ 72,616	$ 13,031
Debentures payable, net including early extinguishments	–	–	198,548	192,775
Distributions to unitholders	(63,912)	(61,741)	(190,921)	(185,926)
Issuance of units	15,464	16,497	50,331	187,029
Cash flow provided by (used in) financing activities	$ 23,675	$ (13,714)	$ 130,574	$ 206,909
Increase (decrease) in cash and equivalents	14,038	(12,166)	57,676	83,545
Cash and equivalents, beginning of period	66,512	117,129	22,874	21,418
Cash and equivalents, end of period	$ 80,550	$ 104,963	$ 80,550	$ 104,963

Cash Flow Provided by Operating Activities

Changes in cash flows relating to operating assets and liabilities resulted primarily from:

Cash flow provided by (used in)	Three months ended September 30,		Nine months ended September 30,	
(thousands of dollars)	2006	2005	2006	2005
Excess of property tax installments paid over collections pursuant to tenant leases	$ (5,838)	$ (4,368)	$ (14,134)	$ (9,999)
Out-performance incentive fees which have been earned in the current period but have not yet been received in cash in accordance with related agreements	(2,152)	(931)	(7,144)	(904)
Excess of debenture interest payments over interest expense deducted in current period net earnings	(8,438)	(5,754)	(4,751)	(7,223)
Excess (deficiency) of rental revenue collected in cash over rental revenue recorded in current period net earnings	1,785	2,807	(1,716)	(3,965)
Other	929	(1,082)	(866)	(1,316)
	$ (13,714)	$ (9,328)	$ (28,611)	$ (23,407)

Property taxes are typically recoverable by us under tenant leases. Such recoveries are normally collected in equal monthly installments, except for anchor tenants where recovery generally occurs when the property tax installments are paid by us. Although we experience fluctuations in cash outflows related to property tax installments during the year, in general such recoveries are substantially collected from tenants by the end of the year.

As previously discussed under Income Properties, we also leverage our in-house expertise by adding value to properties held for resale and realizing on that value creation in the short-term through such asset dispositions. Where we own these trading assets with partners, we typically also earn an out-performance incentive fee for exceeding agreed upon benchmarks. While income from these programs is recurring, gains and related performance fees (being disposition-dependant) are not necessarily earned in consistent amounts in each and every quarter. Additionally, out-performance incentive fees in some cases may be earned but not yet collectible in cash in accordance with related agreements. The result is that we generally experience quarterly fluctuations in cash flows from operating activities relating to properties held for resale and fee income.

Cash Flow Used in Investing Activities

Changes in cash flows relating to investing activities are discussed under Asset Profile.

Cash Flow Provided by Financing Activities

Changes in cash flows relating to mortgages and debentures payable are discussed under Debt.

Changes in cash flows relating to issuance of units are discussed under Trust Units.

Distributions to Unitholders

Distributions to our unitholders were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Distributions to unitholders	$ 63,996	$ 62,330	$ 191,209	$ 183,953
Distributions reinvested through the distribution reinvestment and direct purchase plans	(13,230)	(12,224)	(40,162)	(32,364)
Net cash outflow from distributions to unitholders	$ 50,766	$ 50,106	$ 151,047	$ 151,589
Percentage distributions reinvested through the distribution reinvestment and direct purchase plans	21%	20%	21%	18%

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of distributions to unitholders.

S&P's rating categories range from the highest level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-1) to a very low level of distributable cash flow generation stability relative to other income funds in the Canadian market place (SR-7). RioCan's S&P stability rating at September 30, 2006 and December 31, 2005 was SR-2. This rating category reflects a very high level of distributable cash flow generation stability relative to other income funds in the Canadian market place.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At September 30, 2006 and December 31, 2005 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

Commencing with the October 2006 distribution (payable in November 2006) monthly distributions to unitholders were increased to $0.11 per unit from $0.1075 per unit. This increase of 3 cents per unit on an annualized basis will increase RioCan's annualized distribution to $1.32 per unit from $1.29 per unit.

Our Declaration requires us to distribute to our unitholders at least 80% of our RDI, determined annually. Retention of RDI is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth.

RDI is intended to be a measure of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. Our method of calculating RDI differs from certain other issuers' methods and accordingly, RDI as we report may not be comparable to other issuers.

Our RDI is defined by our Declaration and is calculated as consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, the impact of straight-line rent (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, and adjusted for the notional effect of capitalized free rent which we no longer record effective January 1, 2004) and market rent differentials); (ii) items not representative of operating performance (such as gains (losses) on disposals of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

RioCan's Declaration did not provide specific guidance for costs resulting from the first quarter 2005 early extinguishment of debentures and our Trustees determined that our exclusion of these early extinguishment costs from the determination of RDI was appropriate in that such costs were not representative of: (i) RioCan's ability to earn and distribute cash to unitholders; and (ii) its ongoing operating performance.

Our RDI was:

(thousands of dollars, except per unit amounts)	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Net earnings	$ 41,763	$ 40,142	$ 120,377	$ 95,266
Amortization of tangible capital assets	21,913	20,078	64,969	62,139
Amortization of tangible leasing costs	5,477	3,880	14,550	12,992
Amortization of intangible leasing costs	3,643	3,323	10,633	10,733
Impact of accounting for rental revenue on a straight-line basis	(1,081)	(1,276)	(3,301)	(5,019)
Unit based compensation expense	851	493	2,067	1,288
Amortization of the differential between contractual and market rents on in-place leases	(110)	139	(276)	361
Impairment provisions	–	1,901	–	10,685
Costs of early extinguishment of debentures payable	–	–	–	20,549
RDI	72,456	68,680	209,019	208,994
Retention of RDI	(8,460)	(6,350)	(17,810)	(25,041)
Distributions to unitholders	$ 63,996	$ 62,330	$ 191,209	$ 183,953
Per unit				
RDI	$ 0.3650	$ 0.3525	$ 1.0573	$ 1.0792
Retention of RDI	(0.0425)	(0.0325)	(0.0898)	(0.1292)
Distributions to unitholders	$ 0.3225	$ 0.3200	$ 0.9675	$ 0.9500

A reconciliation of cash flows provided by operating activities (see Sources and Use of Cash above) to RDI was:

(thousands of dollars)	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Cash flow from operating activities	$ 64,767	$ 52,964	$ 196,337	$ 169,655
Change in operating assets and liabilities	13,714	9,328	28,611	23,407
Adjustment of gains on properties held for resale to cash basis	15,700	4,510	41,547	2,054
Acquisition and development of properties held for resale, net of related financing and other	(7,456)	(10,691)	(19,084)	(14,718)
Other	2,219	207	6,534	3,268
RDI	72,456	68,680	209,019	208,994
Retention of RDI	(8,460)	(6,350)	(17,810)	(25,041)
Distributions to unitholders	$ 63,996	$ 62,330	$ 191,209	$ 183,953

Our Declaration specifies that the amount of RDI we retain be determined annually. This is appropriate since, as discussed under Sources and Uses of Cash, we generally experience quarterly fluctuations in cash flows from operating activities, including those relating to properties held for resale and out-performance incentive fees. Additionally, we experience quarterly fluctuations in operating cash flows primarily related to the timing of debentures payable interest payments and property tax installments during the year. In addition to retained RDI, unitholder distributions reinvested through the distribution reinvestment and direct purchase plans also contribute in meeting ongoing funding requirements.

Results Of Operations

The specific components of net earnings for each respective period were:

(thousands of dollars, except per unit amounts)	Three months ended September 30, 2006	Three months ended September 30, 2005	Increase (decrease)	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Increase (decrease)
Revenue						
Rentals	$ 145,339	$ 133,996	8%	$ 429,291	$ 409,886	5%
Fees and other	5,129	9,773	(48%)	16,891	19,987	(15%)
Interest	2,817	3,153	(11%)	7,170	6,894	4%
Gains on properties held for resale	7,441	2,891	157%	21,966	19,660	12%
Total revenue	160,726	149,813		475,318	456,427	
Expenses						
Property operating costs	46,151	42,619	8%	141,387	135,780	4%
Interest	36,345	33,938	7%	106,079	102,154	4%
General and administrative	5,697	4,463	28%	18,412	13,634	35%
Amortization	30,770	26,931	14%	89,063	81,804	9%
Total expenses	118,963	107,951		354,941	333,372	
	41,763	41,862		120,377	123,055	
Impairment provisions	–	–	–	–	(4,984)	(100%)
Costs of early extinguishment of debentures payable	–	–	–	–	(20,549)	(100%)
Net earnings from continuing operations	41,763	41,862		120,377	97,522	
Discontinued operations	–	(1,720)	(100%)	–	(2,256)	(100%)
Net earnings	$ 41,763	$ 40,142	4%	$ 120,377	$ 95,266	26%
Net earnings per unit – basic and diluted						
Continuning operations	$ 0.21	$ 0.22	(5%)	$ 0.61	$ 0.50	22%
Discontinued operations	–	(0.01)	(100%)	–	(0.01)	(100%)
Net earnings	$ 0.21	$ 0.21	–	$ 0.61	$ 0.49	24%

Revenue from Continuing Operations

Rentals

Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. The increases during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

Fees and Other Income

We hold certain of our interests in various real estate investments through co-ownerships and investments accounted for by the equity method. Generally, we provide asset and property management services for these investments for which we earn market based fees.

As discussed under Sources and Uses of Cash, where we own trading assets with partners we typically also earn an out-performance incentive fee for exceeding agreed upon benchmarks. While income from these programs is recurring, gains and related performance fees (being disposition-dependant) are not necessarily earned in

consistent amounts in each and every quarter. The result is that we generally experience on a quarterly basis fluctuations in our gains from properties held for resale and fees and other income.

The significant sources of fees and other income were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Increase (decrease)	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Increase (decrease)
Property and asset management	$ 3,300	$ 2,720	21%	$ 8,705	$ 6,922	26%
Disposition-dependant performance fees and other	1,829	7,053	(74%)	8,186	13,065	(37%)
	$ 5,129	$ 9,773	(48%)	$ 16,891	$ 19,987	(15%)

Interest Income

The changes during the periods in interest earned primarily resulted from higher mortgage and loan receivable balances during the periods.

Expenses from Continuing Operations

Property Operating Costs

Property taxes and operating costs are generally recoverable by us under tenant lease agreements (see Rentals above). The significant components of property operating costs were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Increase	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Increase
Property taxes	$ 29,449	$ 27,245	8%	$ 89,019	$ 83,635	6%
Other property operating costs	16,702	15,374	9%	52,368	52,145	0%
	$ 46,151	$ 42,619	8%	$ 141,387	$ 135,780	4%

The changes during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

Interest

The components of interest expense were:

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Increase	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Increase
Interest	$ 40,540	$ 36,664	11%	$ 118,353	$ 109,720	8%
Capitalized to real estate investments	(4,195)	(2,726)		(12,274)	(7,566)	
Net interest expense	$ 36,345	$ 33,938	7%	$ 106,079	$ 102,154	4%
Percentage capitalized to real estate investments	10%	7%		10%	7%	

The increases during the periods in total interest expense resulted primarily from higher debentures payable during 2006 as compared to 2005. The increased interest expense on this new debt was partially offset by reduced interest expense resulting from scheduled amortizations of mortgage principal (see Debt).

The increase during the periods in amounts capitalized to real estate investments during 2006 as compared to the same period in 2005 was commensurate with our increased investment in new format and urban retail developments.

General and Administrative

Staffing and related costs for property management activities are excluded from general and administrative expense, and included in property operating costs. Additionally, incremental direct internal costs related to our development activities (to the extent they are not capital expenditures on properties under development) and leasing activities (to the extent that they are not included in tenant installation costs) are also included in property operating costs.

The components of general and administrative expense were:

	Three months ended September 30,			Nine months ended September 30,		
(thousands of dollars)	2006	2005	Increase	2006	2005	Increase
General and administrative expense	$ 6,130	$ 4,977	23%	$ 19,683	$ 15,216	29%
Capitalized to real estate investments	(433)	(514)		(1,271)	(1,582)	
Net general and administrative expense	$ 5,697	$ 4,463	28%	$ 18,412	$ 13,634	35%
Percentage capitalized to real estate investments	7%	10%		6%	10%	

The changes during the periods in total general and administrative expense mainly resulted from increases in: (i) $2.8 million ($989,000 for the third quarter) relating to staff levels and unit based compensation expense; and (ii) $449,000 ($51,000 for the third quarter) in statutory compliance and governance related costs.

The percentage of general and administrative expense capitalized to real estate investments during the periods decreased primarily because the items that resulted in the increase in total general and administrative expense do not relate directly to amounts that can be capitalized to real estate investments.

Amortization

The components of amortization expense were:

(i) Building amortization

	Three months ended September 30,			Nine months ended September 30,		
(thousands of dollars)	2006	2005	Increase	2006	2005	Increase
Building amortization	$ 21,650	$ 19,678	10%	$ 63,880	$ 58,739	9%

The increases during the periods were consistent with the full period impact of net acquisitions and completed (re)developments of income properties during 2006 and 2005.

(ii) Tangible and intangible leasing costs amortization

(thousands of dollars)	Three months ended September 30, 2006	Three months ended September 30, 2005	Increase	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Increase
Amortization of tangible leasing costs						
Amortization of tenant installation costs	$ 2,661	$ 1,972	35%	$ 7,404	$ 6,689	11%
Amortization of leasing costs identified at acquisition and (re)development of income properties	2,816	1,958	44%	7,146	5,951	20%
Amortization of tangible leasing costs	$ 5,477	$ 3,930	39%	$ 14,550	$ 12,640	15%
Amortization of intangible leasing costs						
Amortization of the value of in-place leases and tenant relationships identified at acquisition of income properties	$ 3,643	$ 3,323	10%	$ 10,633	$ 10,425	2%

For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible leasing costs.

Other Items

Gains on properties held for resale and discontinued operations is discussed under Income Properties and costs of early extinguishment of debentures payable is discussed under Debt.

RioCan may have transactions in the normal course of business with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts, and are not related party transactions for GAAP purposes.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Real Property Association of Canada ("REALPAC") defines FFO as: "Net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity-accounted entities and non-controlling interests. Adjustments for equity-accounted for entities, joint ventures and non-controlling interests are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

FFO is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP. Our method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly, may not be comparable to FFO reported by other issuers.

A reconciliation of GAAP net earnings to FFO and RDI was:

	Three months ended September 30,		Nine months ended September 30,	
(thousands of dollars, except per unit amounts)	2006	2005	2006	2005
Net earnings	$ 41,763	$ 40,142	$ 120,377	$ 95,266
Amortization of tangible capital assets	21,650	19,678	63,880	58,739
Amortization of tangible leasing costs	5,477	3,930	14,550	12,640
Amortization of intangible leasing costs	3,643	3,323	10,633	10,425
Impairment provisions, included in continuing operations	–	–	–	4,984
Discontinued operations:				
Amortization	–	–	–	3,148
Impairment provisions	–	1,901	–	5,701
FFO	72,533	68,974	209,440	190,903
Impact of accounting for rental revenue on a straight-line basis	(1,082)	(1,276)	(3,301)	(5,019)
Unit based compensation expense	851	493	2,067	1,288
Costs of early extinguishment of debentures payable	–	–	–	20,549
Other	154	489	813	1,273
RDI	$ 72,456	$ 68,680	$ 209,019	$ 208,994
Per unit				
FFO per weighted average number of units outstanding	$ 0.36	$ 0.36	$ 1.06	$ 0.99

As indicated in the above table, the primary differences between FFO and RDI were adjustments relating to the impact of accounting for rental revenue on a straight-line basis, costs of early extinguishment of debentures payable, and unit based compensation expense.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and 2005 were prepared in accordance with GAAP. The significant accounting policies used in the preparation of the interim consolidated financial statements are consistent with those reported in our audited consolidated financial statements for the two years ended December 31, 2005 and 2004. The preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Our MD&A for the two years ended December 31, 2005 and 2004 contains a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies relating to income properties amortization, impairment of real estate investments, guarantees, and fair value. We have determined that at September 30, 2006 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2005 and 2004.

Future Changes In Significant Accounting Policies

We monitor the Canadian Institute of Chartered Accountants' ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released Section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements.

Risks And Uncertainties

All real estate investments are subject to a degree of risk. They are affected by various factors including changes in general economic and in local market conditions, the attractiveness of the properties to tenants, competition from other available space and various other factors. In addition, fluctuations in interest rates may affect us.

The value of our real estate and any improvements thereto may also depend on the credit and financial stability of our tenants. Our net earnings would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us or if we were unable to lease a significant amount of available space in our properties on economically favourable lease terms.

Tenant Concentrations

The principal operating risk facing us is the potential for declining revenue if we cannot maintain the existing high occupancy levels of our properties should tenants experience financial difficulty and be unable to fulfill their lease commitments.

We reduce our risks in our shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of our gross revenue, and by ensuring a considerable portion of our revenue is earned from national and anchor tenants, and credit assessments are generally conducted for new tenants. The key components of our tenant concentration risk strategy are discussed below.

At September 30, 2006 the geographical diversification of our retail property portfolio by Canadian province was:

(in thousands, except percentage amounts)	Net leasable area at September 30, 2006		Rental revenue for the nine months ended September 30, 2006		Net leasable area at September 30, 2005		Rental revenue for the nine months ended September 30, 2005	
Province	square feet	(%)	$	(%)	square feet	(%)	$	(%)
Ontario	17,354	59.3%	$ 268,326	62.5%	17,216	60.7%	$ 264,102	64.5%
Quebec	5,442	18.6%	71,350	16.6%	5,195	18.3%	65,607	16.0%
Alberta	2,655	9.1%	42,200	9.8%	2,322	8.2%	35,292	8.6%
British Columbia	1,778	6.1%	27,724	6.5%	1,636	5.8%	23,702	5.8%
New Brunswick	1,165	4.0%	10,233	2.4%	1,165	4.1%	10,207	2.5%
Saskatchewan	317	1.1%	2,880	0.7%	317	1.1%	4,747	1.2%
Newfoundland	183	0.6%	1,391	0.3%	183	0.6%	1,361	0.3%
Manitoba	179	0.6%	2,622	0.6%	179	0.6%	2,616	0.6%
Prince Edward Island	164	0.6%	2,565	0.6%	165	0.6%	2,252	0.5%
	29,237	100.0%	$ 429,291	100.0%	28,378	100.0%	$ 409,886	100.0%

As discussed under Vision and Business Strategy, growth in population dictates growth in retail sales which in turn results in more demand for space and higher rents. As a result our focus is to own properties mainly in those Canadian markets having in excess of one million people that have consistently experienced population growth. At September 30, 2006 the geographical diversification of our retail property portfolio by such Canadian high growth markets was:

(in thousands, except percentage amounts) Primary population growth markets	Net leasable area at September 30, 2006 square feet	(%)	Rental revenue for the nine months ended September 30, 2006 $	(%)	Net leasable area at September 30, 2005 square feet	(%)	Rental revenue for the nine months ended September 30, 2005 $	(%)
Toronto, Ontario	7,664	26.2%	$ 132,824	30.8%	7,580	26.7%	$ 128,324	31.3%
Montreal, Quebec	2,990	10.2%	39,511	9.2%	2,699	9.5%	35,830	8.7%
Ottawa, Ontario	2,354	8.1%	41,123	9.6%	2,107	7.4%	37,028	9.0%
Calgary, Alberta	1,673	5.7%	26,381	6.1%	1,343	4.7%	20,975	5.1%
Edmonton, Alberta	653	2.2%	11,391	2.7%	650	2.3%	10,052	2.5%
Vancouver, British Columbia	1,068	3.7%	17,063	4.0%	926	3.3%	13,829	3.4%
All other markets	12,835	43.9%	160,998	37.6%	13,073	46.1%	163,848	40.0%
	29,237	100.0%	$ 429,291	100.0%	28,378	100.0%	$ 409,886	100.0%

Lease maturities are staggered to ensure that there is no over exposure to large amounts of expiries in any given year. At September 30, 2006 our leasable area for which leases expire over the next five years ending December 31 was as follows: 2006 – 1.2%; 2007 – 6.1%; 2008 – 7.9%; 2009 – 9.6%; and 2010 – 9.3%.

At September 30, 2006 our 10 largest tenants and the weighted average term remaining on their leases were as follows:

Ranking	Tenant	Annualized rental revenue (%)	Weighted average remaining lease term (years)
1.	Metro/A&P/Dominion/Super C/Loeb/Food Basics	6.0%	10.4
2.	Famous Players/Cineplex/Galaxy Cinemas	5.8%	16.1
3.	Zellers/The Bay/Home Outfitters	5.0%	9.2
4.	Wal-Mart	4.3%	11.4
5.	Loblaws/No Frills/Fortinos/Zehrs/Maxi	4.1%	7.6
6.	Canadian Tire/PartSource/Mark's Work Wearhouse	3.4%	13.4
7.	Winners/HomeSense	3.3%	6.7
8.	Staples/Business Depot	2.5%	9.4
9.	Reitmans/Penningtons/Smart Set/Addition-Elle/Thyme Maternity	1.7%	4.9
10.	Shoppers Drug Mart	1.6%	8.0
		37.7%	

For the nine months ended September 30, 2006 rental revenue was $429.3 million and retained RDI was $17.8 million; this equates to approximately 4.2%. As detailed in the above table, only four of our tenants have annualized rental revenue greater than 4.2% of our total annualized rental revenue.

We also hedge our leasing risk by negotiating fixed term leases that will often be five to ten years. In instances where certain tenants are critical to the viability of a property, we endeavor to lease for even longer terms with pre-negotiated minimum rent escalations. In addition, in order to reduce our exposure to the risks relating to credit and financial stability of our tenants, our Declaration restricts the amount of space which can be leased to any person and that person's affiliates (other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof and certain corporations, the securities of which meet stated investment criteria) to a maximum premises or space having an aggregate gross leasable area in excess of 20% of the aggregate gross leasable area of all real property held by us.

To further safeguard against the risk of declining revenue, we invest primarily in new format retail centres, neighbourhood convenience unenclosed centres and enclosed urban retail properties, all of which generally are convenience-oriented shopping centres which are required to service the day-to-day needs of the general population.

Interest Rate and Other Debt Related Risks

At September 30, 2006 our total indebtedness had a 5.6 year weighted average term to maturity bearing a weighted average contractual interest rate of 6.12%.

Our profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of our real estate investments. At September 30, 2006 we had aggregate debt ("mortgages and debentures payable") principal maturities through to December 31, 2009 of $852.3 million (31.4% of our aggregated debt) with a weighted average contractual interest rate of 6.18%. Should such amounts be refinanced upon maturity at an aggregate interest rate differential of 100 basis points, our net earnings would be impacted by approximately $8.5 million per annum.

We seek to reduce our interest rate risks by extending the average maturity of our long term debt and limiting the use of floating rate debt so as to minimize exposure to interest rate fluctuations. At September 30, 2006, 1.1% of our aggregated debt was at floating interest rates as compared to 2.2% at December 31, 2005.

A further risk to our growth program is that of not having sufficient debt capital available to us. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing domestic debt capital may become more difficult. We seek to mitigate this potential risk by making use of the Canadian commercial-backed security market, the public unsecured debenture market, and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs and mortgage payments, represent obligations that must be met regardless of whether the property is producing any income. If we are unable to meet mortgage payments on any property, a loss could be sustained as a result of the mortgagee's exercise of its RioCan covenant or alternatively the mortgagee's rights of foreclosure or power of sale.

Liquidity Risk of Real Estate Investments

Real estate investments are relatively illiquid. This will tend to limit our ability to sell components of our portfolio promptly in response to changing economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of our real estate investments.

Construction Risk

Our construction commitments are subject to those risks usually attributable to construction projects, which include: (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with existing lease agreements, some of which are conditional. Such risks are minimized through the provisions of our Declaration which have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of our unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. Generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

Environmental

Environmental and ecological related policies have become increasingly important in recent years. Under various federal and provincial laws, we, as an owner or operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect our ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against us. We are not aware of any material non-compliance, liability or other claim in connection with any of our properties, nor are we aware of any environmental condition with respect to any properties that we believe would involve material expenditures by us.

It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any additional property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental mishap.

Unitholder Liability

Our Declaration provides that no unitholder or annuitant under a plan of which a unitholder acts as trustee or carrier will be held to have any personal liability as such, and that no resort shall be had to the private property of any unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only our assets are intended to be liable and subject to levy or execution.

The following Canadian provinces have legislation relating to unitholder liability protection: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. Certain of these statutes have not yet been judicially considered and it is possible that reliance on such statute by a unitholder could be successfully challenged on jurisdictional or other grounds.

Our Declaration further provides that, whenever possible, certain written instruments signed by us must contain a provision to the effect that such obligation will not be binding upon unitholders personally or upon any annuitant under a plan of which a unitholder acts as trustee or carrier. In conducting our affairs, we have acquired and may acquire real property investments subject to existing contractual obligations, including obligations under mortgages and leases that do not include such provisions. We will use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future.

Income Taxes

We currently qualify as a mutual fund trust for income tax purposes. We are required by our Declaration to annually distribute all of our taxable income to unitholders and thus are generally not subject to tax on such amount. In order to maintain our current mutual fund status, we are required to comply with specific restrictions regarding our activities and the investments held by us. If we were to cease to qualify as a mutual fund trust, the consequences could be material and adverse.

On October 31, 2006 the Minister of Finance, Canada announced a Tax Fairness Plan for Canadians, the stated purpose of which is to level the playing field between income trusts and corporations. The measures in the Tax Fairness Plan include:

- A Special Tax on certain income of publicly traded income trusts (other than qualifying real estate investment trusts or REITs) and limited partnerships.
- An effective date of January 1, 2011 for the commencement of the Special Tax for existing income trusts, providing a transitional period (for those entities requiring it) to plan their activities accordingly.

The proposed new rules are meant to apply to a clearly defined set of Flow Through Entities, referred to by the Minister of Finance as "specified investment flow-throughs" or SIFTs. REITs like RioCan will be excluded from the SIFT definition and the proposed Special Tax, provided that they meet a series of conditions relating to the nature of their income and investments. The Minister of Finance advised that these conditions will be similar to the conditions that the United States applies to US real estate investment trusts, and will recognize the unique history and role of collective real estate investment vehicles.

The Minister of Finance did not announce a release date for detailed legislation to implement the Tax Fairness Plan. While it is clear that the proposed Special Tax will not apply to qualifying REITs, it is not possible to determine at this time whether the Tax Fairness Plan will have any material impact upon our future activities.

Selected Quarterly Consolidated Information

The following is a summary of certain key information:

(thousands of dollars, except per unit amounts and number of employees)

At and for the quarter ended	2006			2005*				2004*
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$ 160,726	$ 155,432	$ 159,160	$ 152,623	$ 149,813	$ 151,335	$ 155,279	$ 140,669
Net earnings from continuing operations	$ 41,763	$ 39,639	$ 38,975	$ 37,340	$ 41,862	$ 36,143	$ 19,517	$ 34,500
Net earnings from continuing operations per unit								
– basic	$ 0.21	$ 0.20	$ 0.20	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19
– diluted	$ 0.21	$ 0.20	$ 0.20	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19
Net earnings **	$ 41,763	$ 39,639	$ 38,975	$ 37,340	$ 40,142	$ 33,537	$ 21,587	$ 35,978
Net earnings per unit								
– basic	$ 0.21	$ 0.20	$ 0.20	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20
– diluted	$ 0.21	$ 0.20	$ 0.20	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20
Total assets	$ 4,535,896	$ 4,459,430	$ 4,450,919	$ 4,272,796	$ 4,227,733	$ 4,269,495	$ 4,193,805	$ 3,957,035
Total mortgages and debentures payable	$ 2,710,884	$ 2,626,412	$ 2,619,366	$ 2,423,277	$ 2,387,470	$ 2,416,518	$ 2,344,974	$ 2,214,392
Total distributions to unitholders	$ 63,996	$ 63,760	$ 63,453	$ 63,115	$ 62,330	$ 60,987	$ 60,636	$ 61,463
Total distributions to unitholders per unit	$ 0.3225	$ 0.3225	$ 0.3225	$ 0.3225	$ 0.3200	$ 0.3150	$ 0.3150	$ 0.3350
Net book value per unit ***	$ 8.34	$ 8.40	$ 8.48	$ 8.55	$ 8.63	$ 8.70	$ 8.81	$ 8.63
Market price per unit								
– high	$ 24.60	$ 23.10	$ 23.96	$ 22.81	$ 22.65	$ 20.50	$ 19.57	$ 18.73
– low	$ 21.30	$ 19.93	$ 20.96	$ 18.58	$ 19.50	$ 17.88	$ 16.75	$ 16.43
– close	$ 24.01	$ 21.64	$ 23.06	$ 22.79	$ 22.51	$ 20.00	$ 18.15	$ 17.75
Average number of employees	630	630	650	650	630	630	620	600

* Previously reported results have been reclassified for discontinued operations.

** Refer to our annual and interim MD&As issued for the years ended December 31, 2005 and 2004 and for the three and six months ended March 31, 2006 and 2005 and June 30, 2006 and 2005 for a discussion and analysis relating to those periods.

*** A non-GAAP measurement. Calculated as unitholders' equity divided by units outstanding at end of period. Our method of calculating net book value per unit may differ from other issuers' methods and accordingly may be not comparable to net book value per unit reported by other issuers.